UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934

                          The Sports Club Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric R. Landau, Esq.
                                Battle Fowler LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 856-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  1  of   14   Pages
------------------              ------------            ------------------------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millennium Partners LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)/  /
          See Item 5.                                                                     (b) /X/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          See Item 3.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                  /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      2,253,863.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          0. See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           2,253,863.  See Item 5.

                             10       SHARED DISPOSITIVE POWER
                                      0. See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,076,363

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.51%

14        TYPE OF REPORTING PERSON*
          LLC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  2  of   14   Pages
------------------              ------------            ------------------------




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millennium Entertainment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)/  /
          See Item 5.                                                                     (b) /X/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          See Item 3.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                  /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      625,000.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          2,253,863. See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           625,000.  See Item 5.

                             10       SHARED DISPOSITIVE POWER
                                      2,253,863. See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,076,363

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.51%

14        TYPE OF REPORTING PERSON*
          PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  3  of   14   Pages
------------------              ------------            ------------------------




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brian J. Collins

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)/  /
          See Item 5.                                                                     (b) /X/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          See Item 3.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                  /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
                             7        SOLE VOTING POWER
                                      13,001.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          0. See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           13,001.  See Item 5.

                             10       SHARED DISPOSITIVE POWER
                                      0. See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,076,363

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.51%

14        TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  4  of   14   Pages
------------------              ------------            ------------------------




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millennium Development Partners L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)/  /
          See Item 5.                                                                     (b) /X/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          See Item 3.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                  /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      0.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          1,197,500. See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           0.  See Item 5.

                             10       SHARED DISPOSITIVE POWER
                                      1,197,500. See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,076,363

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.51%

14        TYPE OF REPORTING PERSON*
          PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  5  of   14   Pages
------------------              ------------            ------------------------




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millennium Development Associates L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)/  /
          See Item 5.                                                                     (b) /X/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          See Item 3.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                  /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      0.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          1,197,500. See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           0.  See Item 5.

                             10       SHARED DISPOSITIVE POWER
                                      1,197,500. See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,076,363

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.51%

14        TYPE OF REPORTING PERSON*
          PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  6  of   14   Pages
------------------              ------------            ------------------------




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Millennium Development Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)/  /
          See Item 5.                                                                     (b) /X/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          See Item 3.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                  /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      0.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          1,197,500. See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           0.  See Item 5.

                             10       SHARED DISPOSITIVE POWER
                                      1,197,500. See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,076,363

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.51%

14        TYPE OF REPORTING PERSON*
          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  7  of   14   Pages
------------------              ------------            ------------------------




1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Christopher M. Jeffries

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)/  /
          See Item 5.                                                                     (b) /X/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          See Item 3.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                  /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
                             7        SOLE VOTING POWER
                                      0.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          1,197,500. See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           0.  See Item 5.

                             10       SHARED DISPOSITIVE POWER
                                      1,197,500. See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,076,363

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   19.51%

14        TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  8  of   14   Pages
------------------              ------------            ------------------------


Item 1.  Security and Issuer.

          This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation ("SCC"), whose principal executive offices are located at The Sports Club
Company,  Inc.,  11100 Santa Monica  Blvd.,  Suite 300, Los Angeles,  California
90025.

Item 2.  Identity and Background.

          This statement is being filed by Millennium Partners LLC, a limited liability company organized under the laws of the State of Delaware ("MPL"), Millennium Entertainment Partners, L.P. a limited partnership organized under the laws of the State of Delaware ("MEP"), Brian J. Collins ("BJC"), an executive officer of the general partner of MEP and the manager of MPL [and a director of SCC], Millennium Development Partners L.P., a limited partnership organized under the laws of the State of Delaware ("MDP"), Millennium Development Associates L.P., a limited partnership organized under the laws of the State of Delaware ("MDA"), Millennium Development Corp., a corporation organized under the laws of the State of Delaware ("MDC"), and Christopher M. Jeffries, a natural person ("CMJ," together with MPL, MEP, BJC, MDP, MDA and MDC, the "Reporting Persons").

          The principal business of each of the Reporting Persons is the development of real estate projects.

          The business address of each of the Reporting Persons is:

          c/o Millennium Partners Management LLC
          1995 Broadway
          New York, New York  10023
          Attention:  Brian J. Collins

          None of the Reporting Persons nor, to their knowledge, any of the individuals listed in Appendix A to Item 2, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The consideration for the purchase on June 20, 1997 of 1,052,632 shares of Common Stock by MPL was $5,000,000 in cash from MPL's general working capital. The consideration for the purchase on June 20, 1997 of 1,052,631 shares of Common Stock by MEP was (a) the assignment to SCC by MEP of a promissory note in the principal amount of $2,500,000 (without accrued interest), dated December 30, 1996, of SCC in favor of MEP and (b) the assignment by MEP to SCC of certain interests of MEP in Reebok-Sports Club/NY Ltd. valued at $2,500,000. The consideration for the purchase of an aggregate of 21,500 shares of Common Stock by MPL from June 26, 1997 through July 8, 1997 was $108,000 from MPL's general working capital. The consideration for the purchase of an aggregate 970,400 shares of Common Stock by MDP from July 25, 1997 through October 29, 1997 was $6,427,025 in cash from MDP's general working capital and $1,125,917 in a margin loan from MDP's stockbroker, Paine Webber Incorporated. On November 17, 1997, BJC received 1,000 shares of Common Stock in his capacity as board member of SCC. The consideration for the purchase of an aggregate of 80,600 shares of Common Stock by MDP from December 10, 1997 through December 22, 1997 was $649,050 from MDP's general working capital. The consideration for the purchase of 625,000 shares of Common Stock by MEP on December 23, 1997 was $5,000,000. $3,900,000 of the purchase price came from the general working capital of MEP and $1,100,000 was from a margin loan from MEP's stockbroker, Paine Webber Incorporated. As of August 5, 1998, less than $432,000 remains outstanding on the MEP margin loan. The consideration for the purchase of 1,052,631 shares of Common Stock by MPL from MEP on December 31, 1997 was $4,999,997.25 from MPL's general working capital. The consideration for the purchase of an aggregate of 146,500 shares of Common Stock by MDP from June 2, 1998 through July

710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  9  of   14   Pages
------------------              ------------            ------------------------


24, 1998 was $1,052,419.50 from MDP's general working capital. On April 7, 1998 and April 29, 1998, BJC purchased an aggregate of 12,001 shares of Common Stock for consideration of $99,009.

Item 4.  Purpose of Transaction.

          Each of the Reporting Persons acquired the shares of Common Stock as an investment. Each of the Reporting Persons may seek to acquire additional shares of Common Stock through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant. Alternatively, each of the Reporting Persons may in the future determine to dispose of all or a portion of the shares of Common Stock held by it or him depending upon, among other things, the then market price for the Common Stock. Such sales may be made in transactions in the open market or in privately negotiated transactions.

          Except as set forth in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of SCC or any of its subsidiaries; (b) the sale or transfer of a material amount of assets of SCC or any of its subsidiaries; (c) any change in SCC's present Board of Directors or management; (d) any material change in the present capitalization or dividend policy of SCC; (e) any other major change in SCC's business or corporate structure; (f) any change in SCC's charter or by-laws that might impede the acquisition or control of SCC by any person; (g) the delisting of a class of SCC's securities on a national securities exchange;
(h) the termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of SCC's equity securities; or (i) any action similar to any of those enumerated above. However, as indicated above, each of the Reporting Persons intends continuously to review its investment in SCC. Depending upon the results of such continuing review and other factors, each of the Reporting Persons reserves the right to propose, take or seek to cause SCC to take one or more of the transactions described in this paragraph.

          Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between MEP and SCC, MEP agreed to purchase an aggregate of 2,105,263 shares of Common Stock. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP (the "Transfer Agreement"), simultaneous with its acquisition of Common Stock, MEP assigned to MPL 1,052,632 shares of Common Stock in exchange of for $5,000,000 in cash payable at the direction of MEP.

          Pursuant to the Letter Agreement, MEP has the right to cause SCC to register on a single occasion under the Securities Act of 1933, as amended (the "Securities Act"), as many of the shares of Common Stock owned by the Reporting Person that MEP shall elect. This right of MEP shall terminate upon the earlier of March 13, 1999 or the date when shares owned by the Reporting Person may be sold pursuant to subsection (k) of Rule 144 promulgated under the Securities Act. Also, MEP has the right to cause SCC to include in any registration of its securities under the Securities Act (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by SCC such number of shares as MEP shall request, subject to underwriter cutbacks.

          In addition, pursuant to the Letter Agreement, for so long as MEP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of SCC, if SCC shall issue any additional Equity Securities, MEP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP may maintain its current ownership percentage of Equity Securities.


710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page 10  of   14   Pages
------------------              ------------            ------------------------


          Furthermore, pursuant to the Letter Agreement, for the two-year period ending June 20, 1999, MEP granted to SCC a right of first refusal to purchase all of the shares of Common Stock and other Equity Securities of SCC at a price per share equal to that offered by a bona fide third party. Also, during such period, MEP agreed not to sell, in one or more transactions, more than one percent of the outstanding Equity Securities of SCC to any single purchaser and its affiliates (as defined in Rule 12b-2 under the Exchange Act.).

          On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP was appointed as a Class 2 Director of SCC and so long as MEP maintains at least a 12% interest in the Equity Securities of SCC: (i) upon the expiration of the term of such designee, SCC shall include and support a designee of MEP as one of management's nominees for the Board of Directors, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, SCC shall appoint in his place a replacement designee of MEP. In addition, two principals of SCC agree to vote Equity Securities which they own (or with respect to which they have the power to direct the vote) in an amount sufficient to elect such designee of MEP to the Board of Directors of SCC.

          Brian J.  Collins  became a Director  of SCC on June 24,  1997.  Under
Section 141 of the Delaware General Corporation Law, the business of the SCC is to be managed by or under the direction of its Board of Directors. While the Board of Directors of SCC, and Mr. Collins as a Director, may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

Item 5.  Interest in Securities of the Issuer.

          As of July 17, 1998, (i) MPL beneficially owned 2,253,863 shares of Common Stock, constituting 10.79% of the shares of Common Stock outstanding,
(ii) MEP beneficially owned 625,000 shares of Common Stock, constituting 2.99% of the shares of Common Stock outstanding, (iii) BJC beneficially owned 13,001 shares of Common Stock, constituting .06% of the shares of Common Stock outstanding, (iv) MDP beneficially owned 1,177,500 shares of Common Stock, constituting 5.64% of the shares of Common Stock outstanding, (v) MEA beneficially owned 1,177,500 shares of Common Stock, constituting 5.64% of the shares of Common Stock outstanding, (vi) MEC beneficially owned 1,177,500 shares of Common Stock, constituting 5.64% of the shares of Common Stock outstanding, and (vii) CMJ beneficially owned 1,177,500 shares of Common Stock, constituting 5.64% of the shares of Common Stock outstanding.

          MPL has sole power to vote and sole power to dispose of all 2,253,863 shares of Common Stock owned by it. Under its Operating Agreement, Millennium Partners Management LLC, its manager, does not have shared power to vote or to dispose of any shares of Common Stock owned by MPL.

          In addition, MEP owns a 49.5% membership interest in MDC and MEP has the right to appoint two committee members of a committee of five which requires the affirmative vote of four members to vote or dispose of the securities. MEP has sole power to vote and sole power to dispose of all 625,000 shares of Common Stock owned by it and has shared voting power to vote the shares owned by MPL. Each of MEA, MEC and CMJ shares with MDP the power to vote and to dispose of the 1,177,500 shares of Common Stock owned by MDP.

          Other than the transactions in Item 3 above and those set forth below, there were no transactions within the last sixty days by any of the Reporting Persons with respect to the Common Stock.

          The following purchases, made between June 2, 1998 and July 24, 1998, were made by MDP in the open market.




710528.5

CUSIP No. 84917P10              SCHEDULE 13D            Page  11 of   14   Pages
------------------              ------------            ------------------------


        Date              Number of Shares                   Price Per Share
        ----              ----------------                   ---------------
        6/2/98                    5,000                      $7.060
        6/3/98                    35,00                      $7.190
        6/18/98                   8,100                      $7.095
        6/19/98                   14,100                     $7.250
        6/22/98                   2,000                      $7.250
        7/8/98                    17,300                     $7.250
        7/15/98                   15,000                     $7.250
        7/17/98                   30,000                     $7.250
        7/24/98                   20,000                     $6.980

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Other than the Letter Agreement and the Transfer Agreement described in Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of SCC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

          1. Letter Agreement dated March 13, 1997 by and between MEP and SCC.*
          2. Letter Agreement dated June 10, 1997 by and between MEP and SCC.*
          3. Agreement of Transfer dated as of June 20, 1997 between the Reporting Person and MEP.*
          4. Power of Attorney of Christopher M. Jeffries appointing Brian J. Collins Attorney-in-Fact.*








-----------
* Previously Filed.

710528.5

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:   August 11, 1998              MILLENNIUM PARTNERS LLC

                                      BY: MILLENNIUM PARTNERS MANAGEMENT,
                                          LLC, its manager

                                       BY:  MILLENNIUM MANAGER I, INC., its
                                            manager

                                         By: /S/ BRIAN J. COLLINS
                                            -----------------------
                                            Name:  Brian J. Collins
                                            Title:  Vice President


                                      MILLENNIUM ENTERTAINMENT PARTNERS,
                                      L.P.

                                      BY: MILLENNIUM ENTERTAINMENT
                                          ASSOCIATES, L.P., its general partner

                                       BY:  MILLENNIUM ENTERTAINMENT CORP., its
                                            general partner

                                         By: /S/ BRIAN J. COLLINS
                                            -----------------------
                                            Name:  Brian J. Collins
                                            Title:  Vice President


                                /S/ BRIAN J. COLLINS
                                --------------------
                                Brian J. Collins


                                      MILLENNIUM DEVELOPMENT PARTNERS, L.P.

                                      BY: MILLENNIUM DEVELOPMENT ASSOCIATES,
                                          L.P., its general partner

                                       BY:  MILLENNIUM DEVELOPMENT CORP., its
                                            general partner

                                         By: /S/ BRIAN J. COLLINS
                                            ---------------------
                                            Title:  Vice President


710528.5

                                      MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.

                                      BY: MILLENNIUM DEVELOPMENT CORP. its,
                                          General Partner

                                         By: /S/ Brian J. Collins
                                            ---------------------
                                            Title:  Vice President


                                      MILLENNIUM DEVELOPMENT CORP.

                                      By: /S/ Brian J. Collins
                                          ---------------------
                                          Title:  Vice President


                                /S/ Brian J. Collins*
                                --------------------
                                Christopher Jeffries



710528.5